UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                               May 14, 2019

  Via E-Mail

  Kai E. Liekefett
  Sidley Austin LLP
  787 Seventh Avenue
  New York, New York 10019

          Re:     Texas Pacific Land Trust Inc.
                  DEFA14A filed May 10, 2019
                  File No. 1-00737

  Dear Mr. Liekefett:

         The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has the following comments on the filing listed above:

  Proxy Supplement dated May 10, 2019

      1. We note your disclosure that you intend to convene the previously-scheduled Special
         Meeting set for May 22, 2019, and then will immediately adjourn it until June 6, 2019.
         Please supplementally explain your authority for being able to do so under applicable state law, the Trust's governing instruments and the proxy rules.

      2. The supplement describes General Cook's commitment to resign in three years if elected as "legally binding." Explain supplementally, with a view to possible further disclosure, what this means. That is, could the other trustees refuse to accept the resignation in three years if they choose? If General Cook doesn't resign as promised, do shareholders have the right to enforce the resignation letter? Do the other trustees have discretion whether to seek enforcement? Please advise, with a view to further disclosure.

          Please respond to these comments promptly. Direct any questions to me at (202) 551-
  3263.

                                                               Sincerely,

                                                               /s/ Christina
Chalk

                                                               Christina Chalk
                                                               Senior Special
Counsel
                                                               Office of
Mergers and Acquisitions